UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On June 7, 2023, SMX (Security Matters) Public Limited Company (the “Company”) received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that it is not in compliance with Nasdaq Listing Rule 5450(b)(2)(A) (the “Minimum MVLS Requirement”) for continued listing on the Nasdaq Global Market, as the market value of the Company’s listed securities was less than $50,000,000 for the previous 33 consecutive business days.

In accordance with Nasdaq Listing Rule 5810(c)(3)(C) (the “Compliance Period Rule”), the Company has a period of 180 calendar days, or until December 4, 2023 (the “Compliance Date”), to regain compliance with the Minimum MVLS Requirement. If, at any time before the Compliance Date, the market value of the Company’s listed securities closes at $50,000,000 or more for a minimum of ten consecutive business days, the Staff will provide a written confirmation to the Company that it has regained compliance with the Minimum MVLS Requirement. If the Company does not regain compliance with the Minimum MVLS Requirement by the Compliance Date, the Company will receive written notification that its securities are subject to delisting. At that time, the Company may appeal the Staff’s delisting determination to a Nasdaq Listing Qualifications Panel (the “Panel”) pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if the Company receives a delisting notice and appeals the delisting determination by the Staff to the Panel, such appeal would be successful.

Alternatively, if the Company does not regain compliance with the Minimum MVLS Requirement by the Compliance Date, the Company may transfer the listing of its Ordinary Shares to the Nasdaq Capital Market, provided that the Company then meets the applicable requirements for continued listing on the Nasdaq Capital Market.

The Staff also noted in its letter that the Company is not in compliance with Nasdaq Listing Rule 5450(b)(1)(A), requiring listed companies to maintain stockholders’ equity of at least $10,000,000 (the “Stockholders’ Equity Requirement”) and Nasdaq Listing Rule 5450(b)(3)(A), which requires listed companies to have total assets and total revenue of at least $50,000,000 each for the most recently completed fiscal year or for two of the three most recently completed fiscal years (the “Total Assets/Total Revenue Requirement”).

There can be no assurance that the Company will be able to regain compliance with the Minimum MVLS Requirement, will be in compliance with the Stockholders’ Equity Requirement or Total Assets/Total Revenue Requirement, or will otherwise be compliant with other Nasdaq Listing Rules. If the Company wishes to remain on the Nasdaq Global Market, it is required to regain compliance with at least one of the continued listing standards detailed above.

A press release announcing the deficiency letter is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Cautionary Statements Regarding Forward-Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including those under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit Number	Description
99.1	Press release dated June 7, 2023
104	Cover Page Interactive Data (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 7, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer